Afya Limited Announces Entering into of Purchase Agreement for the Acquisition of

UNIGRANRIO

May 27, 2021 – Afya Limited, or Afya (Nasdaq: AFYA) today announced it entered into a purchase agreement for the acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of Universidade do Grande Rio Professor José de Souza Herdy (“UNIGRANRIO”).

The aggregate purchase price (enterprise value) is R$700.0 million, including the assumption of estimated Net Debt of R$72.4 million which will be adjusted at the closing date. The equity value will be paid: 60% in cash on the transaction closing date and 40% in four equal annual installments, adjusted by the CDI rate. We expected an EV/EBITDA of 4.1x at maturity and post synergies.

UNIGRANRIO is a post-secondary education institution with government authorization to offer on-campus, undergraduate medical, and health-related courses in the state of Rio de Janeiro and has the best academic quality among for profit universities in the state.

The acquisition will contribute 308 medical school seats to Afya, increasing Afya’s total medical school seats to 2,611. This translates to 18,799 medical students at maturity, representing a 9% CAGR from 2020 to 2026.

UNIGRANRIO distance learning also has a high quality operation, scoring a CI of 5 (maximum quality evaluation) and its expertise will help to improve margins of Afya’s ex-Health undergraduate courses.

The reported Net Revenue for 2020 was R$ 263.1 million of which 49% comes from medical courses and 68% from all health-related courses (including medicine). The 2023 projected Net Revenue for UNIGRANRIO is R$ 343.2 million at full maturity, with medical courses representing 71% of this amount and 85% considering all health-related courses.

There are 82 additional seats still pending approval. If approved by the Ministry of Education, will result in a potential additional payment structured as follow (I) if the approval is granted in the first year after the acquisition, R$ 1.1 million per seat (II) if the approval is granted in the second year after the acquisition, R$ 1.0 million per seat. (III) if the approval is granted between the third and fourth year after the acquisition, R$ 0.9 million per seat.

“We are very excited and honored to announce UNIGRANRIO acquisition and to enter definitely in the state of Rio de Janeiro with the best academic quality institution among for profit universities in Rio de Janeiro. This acquisition is a milestone for Afya. Considering the 308 seats from UNIGRANRIO, we have reached 1,159 seats acquired in less than 2 years, over-delivering our guidance released during IPO.” said Virgilio Gibbon, Afya’s CEO.

About Afya:

Afya is a leading medical education group in Brazil based on number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br